SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-3)
(Amendment No. 2)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934, AS AMENDED,
AND RULE 13e-3 THEREUNDER

ENSTAR INCOME PROGRAM II-1, L.P.

(Name of the Issuer)

ENSTAR INCOME PROGRAM II-1, L.P.
ENSTAR COMMUNICATIONS CORPORATION
CHARTER COMMUNICATIONS ENTERTAINMENT I, LLC
CHARTER COMMUNICATIONS ENTERTAINMENT, LLC
CHARTER COMMUNICATIONS OPERATING, LLC
CHARTER COMMUNICATIONS HOLDINGS, LLC
CHARTER COMMUNICATIONS HOLDING COMPANY, LLC
CHARTER COMMUNICATIONS, INC.

(Name of Persons Filing Statement)

UNITS OF LIMITED PARTNERSHIP INTEREST

(Title of Class of Securities)

293978 201

(CUSIP Number of Class of Securities)

Ralph G. Kelly	George A. Greenslade, Esq.
Senior Vice President & Treasurer	Brown Raysman Millstein Felder
Enstar Communications Corporation	& Steiner LLP
12405 Powerscourt Drive	900 Third Avenue
St. Louis, Missouri 63131	New York, New York 10022
(314) 965-0555	(212) 895-2632
(Name, Address and Telephone Number of Person(s) Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a. ☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3c under the Securities Exchange Act of 1934.

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☐	A tender offer.

d. ☐	None of the above.

      Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑

      Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

$14,707,000*	$1,353.05

*	Set forth the amount on which the filing fee is calculated and state how it was determined.

      The filing fee was calculated pursuant to Exchange Act Rule 0-11(b) and (c) by multiplying the contract purchase price of $14,707,000 by .000092.

      ☑ Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,353.05

Form or Registration No.: Schedule 13E-3

Filing Party: Enstar Income Program II-1, L.P.; Enstar Communications Corporation; Charter Communications Entertainment I, LLC; Charter Communications Entertainment, LLC; Charter Communications Operating, LLC; Charter Communications Holdings, LLC; Charter Communications Holding Company, LLC; Charter Communications, Inc.

Date Filed: July 22, 2002

INTRODUCTION

      This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Statement” or this “Schedule 13E-3”) is being filed with the Securities and Exchange Commission in connection with the proposed sale of substantially all of the assets of Enstar Income Program II-1, L.P., a Georgia limited partnership (the “Partnership”), to Charter Communications Entertainment I, LLC, a Delaware limited liability company (“CCE-I”), which is an affiliate of the Partnership. A Preliminary Consent Solicitation Statement on Schedule 14A (the “Consent Solicitation Statement”), together with the form of Consent Card (the “Consent Card”) relating to the solicitation of written consents of the Partnership’s limited partners with respect to the proposed sale is being filed with the Securities and Exchange Commission contemporaneously herewith.

      The following Cross Reference Sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Consent Solicitation Statement of the information required to be included in response to the items of this Statement. The information in the Consent Solicitation Statement is hereby expressly incorporated herein by reference in answer to the items in this Statement. Capitalized terms used herein and not otherwise defined shall have the meanings given to such terms in the Consent Solicitation Statement. The Consent Solicitation Statement will be completed and, if applicable, amended, prior to the time it is first sent or given to the limited partners of the Partnership. This Statement will be amended to reflect such completion or amendment of the Consent Solicitation Statement.

DOCUMENTS INCORPORATED BY REFERENCE:

Consent Solicitation Statement on Schedule 14A

of
Enstar Income Program II-1, L.P., and all exhibits thereto
(see following pages 4-11 for Cross Reference Sheet)

CROSS REFERENCE SHEET

(PURSUANT TO GENERAL INSTRUCTION F TO SCHEDULE 13E-3)

Schedule 13E-3
Item Number and Caption	Location in the Consent Solicitation Statement

Item 1 Summary Term Sheet	LIQUIDATION PLAN SUMMARY
Item 2 Subject Company Information (Corresponding subsections of item 1002 of Regulation M-A):
(a) Name and Address	NOTICE OF CONSENT SOLICITATION; INTRODUCTION; WHO CAN HELP ANSWER YOUR QUESTIONS
(b) Securities	INTRODUCTION; VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF; VOTING PROCEDURES
(c) Trading Market and Price	NO ESTABLISHED MARKET PRICES FOR PARTNERSHIP UNITS
(d) Dividends	DISTRIBUTIONS TO UNITHOLDERS
(e) Prior Public Offerings	Not applicable.
(f) Prior Stock Purchases	Not applicable.
Item 3 Identity and Background of Filing Persons (Corresponding subsections of item 1003 of Regulation M-A):
(a) Name and Address	NOTICE OF CONSENT SOLICITATION; INTRODUCTION; WHO CAN HELP ANSWER YOUR QUESTIONS; SPECIAL FACTORS — General; IDENTITY AND BACKGROUND OF CERTAIN PERSONS — Enstar Communications Corporation, — Charter Communications, Inc., — Charter Communications Entertainment I, LLC, — Charter Communications Entertainment, LLC, — Charter Communications Operating, LLC, — Charter Communications Holdings, LLC, and — Charter Communications Holding Company, LLC
(b) Business and Background of Entities	IDENTITY AND BACKGROUND OF CERTAIN PERSONS — Enstar Communications Corporation, — Charter Communications, Inc., — Charter Communications Entertainment I, LLC, — Charter Communications Entertainment, LLC, — Charter Communications Operating, LLC, — Charter Communications Holdings, LLC, and — Charter Communications Holding Company, LLC
(c) Business and Background of Natural Persons	IDENTITY AND BACKGROUND OF CERTAIN PERSONS — Enstar Communications Corporation, Charter Communications, Inc., — Charter Communications Entertainment I, LLC, — Charter Communications Entertainment, LLC, — Charter Communications Operating, LLC, — Charter Communications Holdings, LLC, and — Charter Communications Holding Company, LLC

Schedule 13E-3
Item Number and Caption	Location in the Consent Solicitation Statement

Item 4 Terms of the Transaction (Corresponding subsections of item 1004 of Regulation M-A):
(a) Material Terms	LIQUIDATION PLAN SUMMARY; SPECIAL FACTORS — The Purchase Agreement, — Closing of the Charter Sale, — Description of Assets, — Use of Proceeds and Cash Distributions, — Amendment of the Partnership Agreement, — Liquidation, and — Federal Income Tax Consequences of the Liquidation Plan
(c) Different Terms	Not applicable.
(d) Appraisal Rights	QUESTIONS AND ANSWERS ABOUT THE LIQUIDATION PLAN — Do unitholders have appraisal or other similar rights?; SPECIAL FACTORS — No Appraisal Rights
(e) Provisions for Unaffiliated Security Holders	No provisions made.
(f) Eligibility for Listing or Trading	Not applicable.
Item 5 Past Contacts, Transactions, Negotiations and Agreements (Corresponding subsections of item 1005 of Regulation M-A):
(a) Transactions	SPECIAL FACTORS — Conflicts of Interest, and — Related Party Transactions
(b) Significant Corporate Events	QUESTIONS AND ANSWERS ABOUT THE LIQUIDATION PLAN; SPECIAL FACTORS — Fairness of the Transaction — Sale Process
(c) Negotiations or Contacts	QUESTIONS AND ANSWERS ABOUT THE LIQUIDATION PLAN; SPECIAL FACTORS — Fairness of the Transaction — Sale Process
(d) Conflicts of Interest	QUESTIONS AND ANSWERS ABOUT THE LIQUIDATION PLAN — What benefits will Enstar Communications, the General Partner, receive if the Liquidation Plan is completed?, and — Since it is affiliated with CCE-1, what conflicts of interest does Enstar Communications have in recommending approval of the Proposals?; SPECIAL FACTORS — Conflicts of Interest, and — Related Party Transactions
(e) Agreements Involving the Subject Company’s Securities	Other than the Consent Card, none.

Schedule 13E-3
Item Number and Caption	Location in the Consent Solicitation Statement

Item 6 Purposes of Transaction and Plans or Proposals (Corresponding subsections of item 1006 of Regulation M-A):
(b) Use of Securities Acquired	Not applicable.
(c) Plans	LIQUIDATION PLAN SUMMARY — Amendment of the Partnership Agreement, — The Charter Sale and — Distribution of Sale Proceeds and Liquidation of the Partnership; QUESTIONS AND ANSWERS ABOUT THE LIQUIDATION PLAN — Why is the sale of Enstar II-1’s System being proposed?, — Why is Enstar Communications proposing to sell Enstar II-1’s System to an affiliate?, and — Why is Enstar II-1 dissolving?; SPECIAL FACTORS — Background, Purpose and Reasons for the Charter Sale, — The Purchase Agreement, — Closing of the Charter Sale, — Description of Assets, — Use of Proceeds and Cash Distributions, — Amendment of the Partnership Agreement, and — Liquidation
Item 7 Purposes, Alternatives, Reasons and Effects (Corresponding subsections of item 1013 of Regulation M-A):
(a) and (c) Purposes and Reasons	INTRODUCTION; LIQUIDATION PLAN SUMMARY — Amendment of the Partnership Agreement; QUESTIONS AND ANSWERS ABOUT THE LIQUIDATION PLAN — Why is the sale of Enstar II-1’s System being proposed?, and — Why is Enstar Communications proposing to sell Enstar II-1’s System to an affiliate?; SPECIAL FACTORS — Background, Purpose and Reasons for the Charter Sale, — Recommendation of the General Partner and other Filing Persons
(b) Alternatives	SPECIAL FACTORS — Background, Purpose and Reasons for the Charter Sale — Reasons — Alternatives to Liquidation Plan Not Prudent

Schedule 13E-3
Item Number and Caption	Location in the Consent Solicitation Statement

(d) Effects	LIQUIDATION PLAN SUMMARY — Amendment of the Partnership Agreement, and — Distribution of Sale Proceeds and Liquidation of the Partnership; QUESTIONS AND ANSWERS ABOUT THE LIQUIDATION PLAN — Why is Enstar II-1 dissolving? — What will I receive as a result of the Liquidation Plan?, — What will my total distributions be if the Liquidation Plan is not completed?, — What benefits will Enstar Communications, the General Partner, receive if the Liquidation Plan is completed?, — What are the benefits to CCE-1 of completing the Charter Sale?, — What are the disadvantages to Enstar II-1, the Unitholders, the General Partner and CCE-1 of completing the Liquidation Plan?, — What are the consequences to Enstar II-1, the Unitholders, the General Partner and CCE-1 if the Liquidation Plan is not consummated?, and — Will I owe any federal income taxes as a result of the Charter Sale and the Liquidation Plan?; SELECTED PRO FORMA FINANCIAL INFORMATION; SPECIAL FACTORS — Background, Purpose and Reasons for the Charter Sale, — Effects of the Transaction, — Conflicts of Interest, — Related Party Transactions, — Use of Proceeds and Cash Distributions, — Disadvantages of the Liquidation Plan, — Consequences of Failure to Approve the Proposals, — Amendment of the Partnership Agreement, — Liquidation, and — Federal Income Tax Consequences of the Liquidation Plan
Item 8 Fairness of the Transaction (Corresponding subsections of item 1014 of Regulation M-A):
(a) Fairness	LIQUIDATION PLAN SUMMARY — Fairness of the Sale Price; SPECIAL FACTORS — Fairness of the Transaction, — Recommendation of the General Partner and other Filing Persons, and — Conflicts of Interest; VOTING PROCEDURES
(b) Factors Considered in Determining Fairness	SPECIAL FACTORS — Fairness of the Transaction, — Recommendation of the General Partner and other Filing Persons
(c) Approval of Security Holders	LIQUIDATION PLAN SUMMARY — Required Vote; SPECIAL FACTORS — Fairness of the Transaction — Sale Process — Consent Procedures and Procedural Safeguards; VOTING PROCEDURES
(d) Unaffiliated Representative	SPECIAL FACTORS — Fairness of the Transaction — Consent Procedure and Procedural Safeguards, and — Conflicts of Interest

Schedule 13E-3
Item Number and Caption	Location in the Consent Solicitation Statement

(e) Approval of Directors	SPECIAL FACTORS — Recommendation of the General Partner and other Filing Persons
(f) Other Offers	LIQUIDATION PLAN SUMMARY — Fairness of the Sale Price; QUESTIONS AND ANSWERS ABOUT THE LIQUIDATION PLAN — How did Enstar Communications determine that the sale price is fair?; SPECIAL FACTORS — Fairness of the Transaction — Sale Process, — Fairness of the Transaction — Fairness of the Sale Price — Current Market Prices and Unsolicited Offers for Units, and — Recommendation of the General Partner and other Filing Persons
Item 9 Reports, Opinions, Appraisals and Negotiations (Corresponding subsections of item 1015 of Regulation M-A):
(a) Report, Opinion or Approval	SPECIAL FACTORS — Fairness of the Transaction — Fairness of the Sale Price — Current Market Prices and Unsolicited Offers for Units, — Fairness of the Transaction — Appraisals and Opinions, and — Fairness of the Transaction — Discounted Cash Flow Value; Going Concern Value
(b) Preparer and Summary of the Report, Opinion or Appraisal	Not applicable.
(c) Availability of Documents	Not applicable.
Item 10 Source and Amounts of Funds or Other Consideration (Corresponding subsections of item 1007 of Regulation M-A):
(a) Source of Funds	SPECIAL FACTORS — Source of Funds
(b) Conditions	SPECIAL FACTORS — Source of Funds
(c) Expenses	SPECIAL FACTORS — Use of Proceeds and Cash Distributions
(d) Borrowed Funds	SPECIAL FACTORS — Source of Funds
Item 11 Interest in Securities of the Subject Company (Corresponding subsections of item 1008 of Regulation M-A):
(a) Securities Ownership	VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF
(b) Securities Transactions	VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF
Item 12 The Solicitation or Recommendation (Corresponding subsections of item 1012 of Regulation M-A):
(d) Intent to Tender or Vote in a Going-Private Transaction	SPECIAL FACTORS — Recommendation of the General Partner and other Filing Persons
(e) Recommendations of Others	SPECIAL FACTORS — Recommendation of the General Partner and other Filing Persons

Schedule 13E-3
Item Number and Caption	Location in the Consent Solicitation Statement

Item 13 Financial Statements (Corresponding subsections of item 1010 of Regulation M-A):
(a) Financial Information	Exhibits C and D to the Consent Solicitation Statement
(b) Pro Forma Information	SELECTED PRO FORMA FINANCIAL INFORMATION
Item 14 Persons/Assets Retained, Employed, Compensated or Used (Corresponding subsections of item 1009 of Regulation M-A):
(a) Solicitations or Recommendations	INTRODUCTION
(b) Employees and Corporate Assets	INTRODUCTION
Item 15 Additional Information (Corresponding subsections of item 1011(b) of Regulation M-A):
(b)	Notice of Consent Solicitation; Consent Card and Consent Solicitation Statement.
Item 16 Material to be Filed as Exhibits (Corresponding subsections of item 1016 of Regulation M-A):
(a)	Letter to Limited Partners; Notice of Consent Solicitation; the Consent Solicitation Statement and Exhibit D thereto*
(b)	Credit Agreement, dated as of March 8, 1999, as Amended and Restated as of January 3, 2002, among Charter Communications Operating, LLC, as borrower, Charter Communications Holdings, LLC, as guarantor, Fleet National Bank and Credit Lyonnais New York Branch, as documentation agents, TD Securities (USA) Inc., as syndication agent, and Bank of America, N.A. and JPMorgan Chase Bank, as administrative agents**
(c)	Not applicable.
(d)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.

*	Filed concurrently herewith.

**	Previously filed.

      For purposes of the following responses to this Schedule 13E-3, cross reference is made to the Consent Solicitation Statement and to information contained in specified sections thereof.

      References herein to “Items 1000 through 1016” correspond to such numbered item of Regulation M-A.

Item 1.     Summary Term Sheet

      In response to Item 1001, the Liquidation Plan is summarized in the Consent Solicitation Statement. See “Liquidation Plan Summary” therein. This information is incorporated by reference pursuant to General Instruction “G” to Schedule 13E-3.

Item 2.     Subject Company Information

      In response to the following subsections of Item 1002:

(a) The name of the subject company is Enstar Income Program II-1, L.P. Its principal executive offices are located at 12405 Powerscourt Drive, St. Louis, Missouri 63131. The telephone number of its principal executive offices is (314) 965-0555 or (314) 543-2389. This information is also contained in the Consent Solicitation Statement. See “Notice of Consent Solicitation;” “Introduction;” and “Who Can Help Answer Your Questions” therein. This information is incorporated by reference pursuant to General Instruction “G” to Schedule 13E-3.

(b) The exact title of the subject securities is “Units of Limited Partnership Interest,” referred to in this Schedule 13E-3 as “Units.” As of December 31, 2001, there were 29,936 Units outstanding.

(c) Currently, there is no established trading market for the Units. See “No Established Market Prices For Partnership Units” in the Consent Solicitation Statement. This information is incorporated by reference pursuant to General Instruction “G” to Schedule 13E-3.

(d) The distributions made by the Partnership to its limited partners during the last two years are set forth in the Consent Solicitation Statement. See “Distributions to Unitholders” therein. This information is incorporated by reference pursuant to General Instruction “G” to Schedule 13E-3.

(e) Not applicable.

(f) Not applicable.

Item 3.     Identity and Background of Filing Persons

      In response to the following subsections of Item 1003:

(a) – (c) This Schedule 13E-3 is filed by the Partnership, Enstar Communications Corporation (“Enstar Communications”), Charter Communications, Inc. (“Charter, Inc.”), Charter Communications Entertainment I, LLC (“CCE-1”), Charter Communications Entertainment, LLC (“Entertainment”), Charter Communications Operating, LLC (“Operating”), Charter Communications Holdings, LLC (“Holdings”) and Charter Communications Holding Company, LLC (“Holdco”).

      The Partnership is a Georgia limited partnership and, therefore, has no directors. Its sole general partner is Enstar Communications, a Georgia corporation. Enstar Communications is controlled by Holdco, a Delaware limited liability company that holds 98.6% of Enstar Communications’ equity. Holdco’s sole member is Charter, Inc., a Delaware corporation. CCE-1, the proposed purchaser in the subject, proposed transaction, is a Delaware limited liability company, the sole member of which is Entertainment, a Delaware limited liability company whose members are Operating (which holds 70.17% of Entertainment’s equity) and Cencom Cable Entertainment, LLC which holds 29.83% of Entertainment’s equity. Cencom Cable’s sole member is Operating. Operating is a Delaware limited liability company whose sole member is Holdings, which also is a Delaware limited liability company. Holdings’ sole member is Holdco, a Delaware limited liability company. Holdco is controlled by Charter, Inc., which is the ultimate parent of each of the foregoing. The office address and business telephone number of each of the above-mentioned entities is 12405 Power-

scourt Drive, St. Louis, Missouri 63131, telephone (314) 965-0555. The principal business of each of the foregoing entities is the ownership and operation of cable television systems.

      The names and backgrounds of each of the officers and (as the case may be) directors of each of the foregoing entities is contained in the Consent Solicitation Statement. See “Identity and Background of Certain Persons — Enstar Communications Corporation, — Charter Communications, Inc., — Charter Communications Entertainment I, LLC, Charter Communications Entertainment, LLC, — Charter Communications Operating, LLC, — Charter Communications Holdings, LLC, and — Charter Communications Holding Company, LLC” therein. This information is incorporated by reference pursuant to General Instruction “G” to Schedule 13E-3. The business address and business telephone number of each such individual is 12405 Powerscourt Drive, St. Louis, Missouri 63131, telephone (314) 965-0555.

      None of the filing persons and none of the other, foregoing, entities or individuals has, during the past 10 years:

(i) been convicted in a criminal proceeding; or

(ii) been involved in any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

      Each of the foregoing individuals is a U.S. citizen.

Item 4.     Terms of the Transaction

      In response to the following subsections of Item 1004:

(a) See “Liquidation Plan Summary;” “Special Factors — the Purchase Agreement, — Closing of the Charter Sale, — Description of Assets, — Use of Proceeds and Cash Distributions, — Amendment of Partnership Agreement, — Liquidation, and — Federal Income Tax Consequences of the Liquidation Plan” in the Consent Solicitation Statement. This information is incorporated by reference pursuant to General Instruction “G” to Schedule 13E-3.

(c) Not applicable.

(d) There are no appraisal or other similar rights available to dissenting Unitholders under the Partnership’s partnership agreement or Georgia law. See “Questions and Answers About the Liquidation Plan — Do unitholders have appraisal or other similar rights;?” and “Special Factors — No Appraisal Rights” in the Consent Solicitation Statement. This information is incorporated by reference pursuant to General Instruction “G” to Schedule 13E-3.

(e) No special provisions have been made to grant unaffiliated securityholders access to the corporate files of the filing persons or to obtain counsel or appraisal services at the expense of the filing persons.

(f) Not applicable.

Item 5.     Past Contacts, Transactions, Negotiations and Agreements

      In response to the following subsections of Item 1005:

(a)(1) See “Special Factors — Conflicts of Interest, and — Related Party Transactions” in the Consent Solicitation Statement. This information is incorporated by reference pursuant to General Instruction “G” to Schedule 13E-3.

(a)(2) No contacts, transactions or negotiations have occurred which would be subject to Item 1005(a)(2), except the proposed sale and liquidation described in the Consent Solicitation Statement. See “Liquidation Plan Summary;” and “Special Factors — The Purchase Agreement, — Closing of the Charter Sale, — Description of Assets, — Use of Proceeds and Cash Distributions, — Amendment of the Partnerships Agreement, and — Liquidation” in the Consent Solicitation Statement. This information is incorporated by reference pursuant to General Instruction “G” to Schedule 13E-3.

(b) No contacts, transactions or negotiations have occurred which would be subject to Item 1005(b), except the proposed sale and liquidation described in the Consent Solicitation Statement and the prior, abandoned, proposed sale and liquidation that also is described in the Consent Solicitation Statement. See “Liquidation Plan Summary ;” “Questions and Answers About the Liquidation Plan;” and “Special Factors — Fairness of the Transaction — Sale Process, — The Purchase Agreement, — Closing of the Charter Sale, — Description of Assets, — Use of Proceeds and Cash Distributions, — Amendment of the Partnership Agreement, and — Liquidation” in the Consent Solicitation Statement. This information is incorporated by reference pursuant to General Instruction “G” to Schedule 13E-3.

(c) See “Questions and Answers About the Liquidation Plan;” and “Special Factors — Fairness of the Transaction — Sale Process” in the Consent Solicitation Statement. This information is incorporated by reference pursuant to General Instruction “G” to Schedule 13E-3.

(d) See “Questions and Answers About the Liquidation Plan — What benefits will Enstar Communications, the General Partner, receive if the Liquidation Plan is completed?, and — Since it is affiliated in CCE-1, what conflicts of interest does Enstar Communications have in recommending approval of the Proposals?;” and “Special Factors — Conflicts of Interest, and — Related Party Transactions” in the Consent Solicitation Statement. This information is incorporated by reference pursuant to General Instruction “G” to Schedule 13E-3.

(e) Other than the Consent Card, none.

Item 6.     Purposes of Transaction and Plans or Proposals

      In response to the following subsections of Item 1006:

(b) Not applicable.

(c) In general, and specifically with respect to Item 1006(c)(1) and (c)(2), see “Liquidation Plan Summary — Amendment of the Partnership Agreement, — the Charter Sale, and — Distribution of Sale Proceeds and Liquidation of the Partnership;” “Questions and Answers About the Liquidation Plan, — Why is the sale of Enstar II-1’s System being proposed?, — Why is Enstar Communications proposing to sell Enstar II-1’s System to an affiliate?, and — Why is Enstar II-1 dissolving?;” and “Special Factors — Background, Purpose and Reasons for the Charter Sale, — The Purchase Agreement, — Closing of the Charter Sale, — Description of Assets, — Use of Proceeds and Cash Distributions, — Amendment of the Partnership Agreement, and — Liquidation” in the Consent Solicitation Statement. This information is incorporated by reference pursuant to General Instruction “G” to Schedule 13E-3.

(c)(3) Upon completion of the Liquidation Plan and payment of the last liquidating distribution to the Partnership’s Unitholders, all further distribution payments to the Partnership’s securityholders will cease. See “Special Factors — Effects of the Transaction — On Enstar II-1, and — On the Unitholders, and Special Factors — Liquidation;” and “Distributions to Unitholders” in the Consent Solicitation Statement. This information is incorporated by reference pursuant to General Instruction “G” to Schedule 13E-3.

(c)(4) Upon completion of the Liquidation Plan the Partnership will be liquidated, dissolved and terminated as a legal entity. Consequently, it will no longer have any management.

(c)(5) See response to (c)(4), above.

(c)(6) Not applicable.

(c)(7) Upon the liquidation, dissolution and termination of the Partnership, the Units will become eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Act”).

(c)(8) Upon the liquidation, dissolution and termination of the Partnership, the Partnership will no longer be obligated to file reports pursuant to Section 15(d) of the Act. See “Special Factors — Effects of the Transaction — On Enstar I-1” in the Consent Solicitation Statement. This information is incorporated by reference pursuant to General Instruction “G” to Schedule 13E-3.

Item 7.     Purposes, Alternatives, Reasons and Effects

      In response to the following subsections of Item 1013:

(a) and (c) See “Liquidation Plan Summary — Background, — Amendment of the Partnership Agreement, and — The Charter Sale;” “Questions and Answers About the Liquidation Plan — Why is the sale of Enstar II-1’s System being proposed?;” and “Special Factors — Background, Purpose and Reasons for the Charter Sale, and — Recommendation of the General Partner and other Filing Persons” in the Consent Solicitation Statement. This information is incorporated by reference pursuant to General Instruction “G” to Schedule 13E-3.

(b) See “Special Factors — Background, Purpose and Reasons for the Charter Sale — Reasons, and — Alternatives to Liquidation Plan Not Prudent” in the Consent Solicitation Statement. This information is incorporated by reference pursuant to General Instruction “G” to Schedule 13E-3.

(d) See “Liquidation Plan Summary — Amendment of the Partnership Agreement, and — Distribution of Sale Proceeds and Liquidation of the Partnership;” “Questions and Answers About the Liquidation Plan — Why is Enstar II-1 dissolving?, — What will I receive as a result of the Liquidation Plan?, — What will my total distributions be if the Liquidation Plan is not completed?, — What benefits will Enstar Communications, the General Partner, receive if the Liquidation Plan is completed?, — What are the benefits to CCE-1 of completing the Charter Sale?, — What are the disadvantages to Enstar II-1, the Unitholders, the General Partner and CCE-1 of completing the Liquidation Plan?, — What are the consequences to Enstar II-1, the Unitholders, the General Partner and CCE-1 if the Liquidation Plan is not consummated?, and — Will I owe any federal income taxes as a result of the Charter Sale and the Liquidation Plan?;” “Selected Pro Forma Financial Information;” and “Special Factors — Background, Purpose and Reasons for the Charter Sale, — Effects of the Transaction, — Conflicts of Interest, — Related Party Transactions, — Use of Proceeds and Cash Distributions, — Disadvantages of the Liquidation Plan, — Consequences of Failure to Approve the Proposals, — Amendment of the Partnership Agreement, — Liquidation, and — Federal Income Tax Consequences of the Liquidation Plan” in the Consent Solicitation Statement. This information is incorporated by reference pursuant to General Instruction “G” to Schedule 13E-3.

Item 8.     Fairness of the Transaction

      In response to the following subsections of Item 1014:

(a) See “Liquidation Plan Summary — Fairness of the Sale Price;” “Special Factors — Fairness of the Transaction, — Recommendation of the General Partner and other Filing Persons;” and “Voting Procedures” in the Consent Solicitation Statement. This information is incorporated by reference pursuant to General Instruction “G” to Schedule 13E-3.

(b) See “Special Factors — Fairness of the Transaction, and — Recommendation of the General Partner and other Filing Persons” in the Consent Solicitation Statement. This information is incorporated by reference pursuant to General Instruction “G” to Schedule 13E-3.

(c) The affirmative vote of limited partners holding a majority of the outstanding Units on the Record Date is required to approve the proposals. To the Filing Persons’ knowledge, none of the limited partners is an affiliate of any Filing Person, any officer of any Filing Person, or any affiliate of any Filing Person. See “Liquidation Plan Summary — Required Vote;” “Special Factors — Fairness of the Transaction — Sale Process — Consent Procedures and Procedural Safeguards;” and “Voting Procedures” in the Consent Solicitation Statement. This information is incorporated by reference pursuant to General Instruction “G” to Schedule 13E-3.

(d) See “Special Factors — Fairness of the Transaction — Sale Process — Consent Procedures and Procedural Safeguards;” and “Voting Procedures” in the Consent Solicitation Statement. This information is incorporated by reference pursuant to General Instruction “G” to Schedule 13E-3.

(e) The proposals (and, hence, the Liquidation Plan) have received the approval of the General Partner. See “Special Factors — Recommendation of the General Partner and other Filing Persons” in the Consent Solicitation Statement. This information is incorporated by reference pursuant to General Instruction “G” to Schedule 13E-3.

(f) See “Liquidation Plan Summary — Fairness of the Sale Price;” and “Special Factors — Fairness of the Transaction — Sale Process, — Fairness of the Sale Price, — Current Market Prices and Unsolicited offers for Units, and — Recommendation of the General Partner and other Filing Persons” in the Consent Solicitation Statement. This information is incorporated by reference pursuant to General Instruction “G” to Schedule 13E-3.

Item 9.     Reports, Opinions, Appraisals and Negotiations

      In response to the following subsections of Item 1015:

(a) The Partnership did not receive any reports, opinions or appraisals from any outside party that are materially related to the proposals or the Liquidation Plan. See “Special Factors — Fairness of the Transaction — Fairness of the Sale Price, — Current Market Prices and Unsolicited Offers for Units, — Appraisals and Opinions, and — Discounted Cash Flow Value; Going Concern Value” in the Consent Solicitation Statement. This information is incorporated by reference pursuant to General Instruction “G” to Schedule 13E-3.

(b) Not applicable.

(c) Not applicable.

Item 10.     Source and Amounts of Funds or Other Consideration

      In response to the following subsections of Item 1007:

(a), (b) and (d) See “Special Factors — Source of Funds” in the Consent Solicitation Statement. This information is incorporated by reference pursuant to General Instruction “G” to Schedule 13E-3.

(c) See “Special Factors — Use of Proceeds and Cash Distributions” in the Consent Solicitation Statement. This information is incorporated by reference pursuant to General Instruction “G” to Schedule 13E-3.

Item 11.     Interest in Securities of Subject Company

      In response to the following subsections of Item 1008:

(a) and (b) See “Voting Securities and Principal Holders Thereof” in the Consent Solicitation Statement. This information is incorporated by reference pursuant to General Instruction “G” to Schedule 13E-3.

Item 12.     The Solicitation or Recommendation

      In response to the following subsections of Item 1012:

(d) and (e) See “Special Factors — Recommendation of the General Partner and other Filing Persons” in the Consent Solicitation Statement. This information is incorporated by reference pursuant to General Instruction “G” to Schedule 13E-3.

Item 13.     Financial Statements

      In response to the following subsections of Item 1010:

(a) See Exhibits C and D to the Consent Solicitation Statement. This information is incorporated by reference pursuant to General Instruction “G” to Schedule 13E-3.

(b) See “Selected Pro Forma Financial Information” in the Consent Solicitation Statement. This information is incorporated by reference pursuant to General Instruction “G” to Schedule 13E-3.

Item 14.     Persons/ Assets Retained, Employed, Compensated or Used

      In response to the following subsections of Item 1009:

(a) and (b) See “Introduction” in the Consent Solicitation Statement. This information is incorporated by reference pursuant to General Instruction “G” to Schedule 13E-3.

Item 15.     Additional Information

      In response to Item 1011(b), see Notice of Consent Solicitation, Consent Card and Consent Solicitation Statement. This information is incorporated by reference pursuant to General Instruction “G” to Schedule 13E-3.

Item 16.     Material to be Filed as Exhibits

      In response to the following subsections of Item 1016:

(a) See Letter to Limited Partners, Notice of Consent Solicitation, Consent Card and the Consent Solicitation Statement (together with all exhibits thereto). This information is incorporated by reference pursuant to General Instruction “G” to Schedule 13E-3.

(b) See Exhibit E to the Consent Solicitation Statement. This information is incorporated by reference pursuant to General Instruction “G” to Schedule 13E-3.

(c) Not applicable.

(d) Not applicable.

(f) Not applicable.

(g) Not applicable.

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of the 22nd day of July, 2002.

ENSTAR INCOME PROGRAM II-1, L.P.

By:	Enstar Communications Corporation,

its general partner

By:	/s/ RALPH G. KELLY

Ralph G. Kelly
Senior Vice President

ENSTAR COMMUNICATIONS CORPORATION

By:	/s/ RALPH G. KELLY

Ralph G. Kelly
Senior Vice President

CHARTER COMMUNICATIONS ENTERTAINMENT I, LLC

By:	/s/ CURTIS S. SHAW

Curtis S. Shaw

Senior Vice President

CHARTER COMMUNICATIONS ENTERTAINMENT, LLC

By:	/s/ CURTIS S. SHAW

Curtis S. Shaw

Senior Vice President

CHARTER COMMUNICATIONS OPERATING, LLC

By:	/s/ CURTIS S. SHAW

Curtis S. Shaw

Senior Vice President

CHARTER COMMUNICATIONS HOLDINGS, LLC

By:	/s/ CURTIS S. SHAW

Curtis S. Shaw

Senior Vice President

CHARTER COMMUNICATIONS HOLDING COMPANY, LLC

By:	/s/ CURTIS S. SHAW

Curtis S. Shaw

Senior Vice President

CHARTER COMMUNICATIONS, INC.

By:	/s/ CURTIS S. SHAW

Curtis S. Shaw

Senior Vice President